貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com


RECD S.E.C.
APR - 7 2005
1086


05007163

29 March 2005

Our ref: 32073984-130435
By Hand

Securities and Exchang
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated March 2, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

Encl.

PROCESSED
APR 1 1 2005
THOMSON FINANCIAL

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of March 2, 2005

1. Announcement re. Change of Principal Place of Business in HK and Change of Agent for Service of Process, which was released on March 22, 2005
2. 2004 annual results released on March 23, 2005
3. Announcement re. Resolutions passed at the 19th meeting at the 3rd Session of the Board of Directors' meeting, which was released on March 23, 2005
4. Announcement re. Resolutions passed at the 5th Meeting at the 3rd Session of the Supervisory Meeting, which was released on March 23, 2005



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(the "Company")

(Stock code: 1071)

Change of Principal Place of Business in Hong Kong and Change of Agent for Service of Process

The board of directors of the Company hereby announces that starting from 21st March, 2005 (Monday), the Company's principal place of business in Hong Kong has been changed to and is located at 8th Floor, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong, and that Ms. Suen Pui Yee of the above address replaces KPMG and is, with effect from 21st March, 2005 (Monday), appointed as the Company's agent to accept service of process and any notices required to be served on the Company in Hong Kong.

By order of the board of the directors of
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

As at the date of this announcement, the directors of the Company are: He Gong (Chairman), Da Hongxing (Executive Director), Zhu Chongli (Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Peng Xingyu (Non-executive Director), Zhang Bingju (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Hu Yuanmu (Independent non-executive Director) and Wang Chuanshun (Independent non-executive Director).

Shandong, the People's Republic of China
21st March, 2005

* *For identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Annual Results for the Financial Year ended 31 December 2004

The board of directors (the "Board") of Huadian Power International Corporation Limited (the "Company") hereby announces a summary of audited consolidated results of the Company and its subsidiaries (the "Group") and jointly controlled entities for the financial year ended 31 December 2004 as prepared in accordance with International Financial Reporting Standards ("IFRS").

FINANCIAL AND BUSINESS SUMMARIES:

- Power generation amounted to 37.45 million MWh, representing an increase of 28.47% over 2003; on-grid power supply amounted to 34.92 million MWh, representing an increase of approximately 28.11% over 2003;
- Turnover amounted to approximately RMB10.175 billion, representing an increase of approximately 26.15% over 2003;
- Net profit amounted to approximately RMB1.046 billion, representing an increase of approximately 1.66% over 2003;
- Earnings per share were RMB0.199. The Board recommended the payment of a final dividend of RMB0.035 per share for the financial year of 2004;
- During the year, a total of two 300MW generating units of the Group commenced operations, totaling 600MW; and
- 5 generating units were approved by the government authorities for technological renovation, which amounted to an increase of a total of 55MW installed capacity.

RESERVES

According to the Company's Articles of Association, the Company is required to transfer 10% of its profit after taxation, as determined under PRC accounting standards and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. The Board has resolved to transfer 10% (2003: 10%) of the Company's 2004 profit, as determined under PRC accounting standards and regulations, to this reserve, i.e. RMB104,400,000 (2003: RMB102,353,000).

According to the Company's Articles of Association, the Company is required to transfer 5% to 10% (at the discretion of the Board) of its profit after taxation, as determined under PRC accounting standards and regulations, to the statutory public welfare fund. The Board has resolved to transfer 5% (2003: 5%) of the Company's 2004 profit, as determined under PRC accounting standards and regulations, to the fund, i.e. RMB52,200,000 (2003: RMB51,177,000).

DIVIDENDS

The Board recommended the payment of a final dividend of RMB0.035 per share (totalling approximately RMB210,738,000) for the financial year ended 31 December 2004 (2003: a final dividend of RMB0.035 per share, totalling approximately RMB183,963,000). This dividend distribution proposal is subject to the approval by the shareholders of the Company at the forthcoming 2004 Annual General Meeting.

An interim dividend of RMB0.02 per share (totalling approximately RMB105,122,000) for the six months ended 30 June 2004 was distributed on 15 October 2004 (2003: an interim dividend of RMB0.02 per share, totalling approximately RMB105,122,000, was distributed on 26 September 2003).

THE GROUP'S EXISTING POWER GENERATION FACILITIES

The Group is one of the largest listed power producers in the PRC. As at 31 December 2004, the interested installed capacity of the Group amounted to 7,416.2MW and the total installed capacity managed by the Group amounted to 8,635MW, among which 7,435MW was attributable to Shandong Province, representing approximately 22.6% of the total installed capacity of Shandong Province. Details of the Group's existing power generation facilities are as follows:

Power Plants	Installed Capacity (MW)	Equity Interest	Generating Units	Notes
Zouxian Plant	2,540	100%	2 x 600MW+ 4 x 335MW	2 x1,000MW generating units approved
Shiliquan Plant *(note 2)*	1,285	100%	2 x 300MW+ 4 x 140MW + 1 x 125MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Weifang Plant	660	30%	2 x 330MW	
Huadian Qingdao Power Company Limited (the original Qingdao Power Plant, "Qingdao Company") *(note 1)*	660	55%	2 x 300MW + 60MW	2 x 300MW generating units approved
Huadian Zibo Power Company Limited ("Zibo Company") *(note 2)*	467	100%	2 x 145MW+ 2 x 88.5MW	
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company") *(note 2)*	290	70%	2 x 145MW	
Huadian Tengzhou Xinyuan Power Company Limited (formerly known as Shandong Tengzhou Xinyuan Power Company Limited, "Tengzhou Company")	333	54.49%	2 x 150MW+ 1 x 33MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	1,200	80%	4 x 300MW	2 x 600MW generating units approved
Total capacity managed by the Group *(note 3)*	8,635			
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company")	–	50%	–	1 x 330MW generating unit commenced commercial operation on 22 January 2005; 1x330MW generating unit under construction
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Company")	60	31.11%	60MW	Wind power generation
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	–	40%		2 x 300MW generating units under construction
Total interested capacity *(note 4)*	7,416.2			

Note 1: The former Qingdao Plant was restructured from a jointly controlled entity into Huadian Qingdao Power Company Limited in 2004, which became a subsidiary of the Company following the completion of the relevant procedures for change of registration on 28 December 2004.

Note 2: Pursuant to the notification obtained from the relevant government authorities on 24 December 2004, the implementation of capacity expansion for Unit 5 of Shiliquan Plant, Units 1 and 2 of Zhangqiu Company and Units 3 and 4 of Zibo Company have passed the tests and appraisals by the relevant examination institution and experts. The increase in capacity has been approved by the relevant government authorities, details of the adjustment are as follows: The installed capacity of Unit 5 of Shiliquan Plant expanded from 125 to 140 MW MW; the installed capacity of each of Units 1 and 2 of Zhangqiu Company expanded from 135 MW to 145 MW; and the installed capacity of each of Units 3 and 4 of Zibo Company expanded from 135 MW to 145 MW.

Note 3: It is calculated based on total capacities in the Company, subsidiaries and jointly controlled entities.

Note 4: It is calculated based on shared total capacities in the Company, subsidiaries, jointly controlled entities and associates.

The above-mentioned power plants are all strategically located in the vicinity of major mines or electricity load centers.

In August 2004, a total of 255 generating units of the State participated in the 33rd Large-scale Thermal Power Units Competition of the PRC for the Year 2003 (with unit capacity of 300MW and above). The generating units were examined in accordance with such capabilities as operating efficiency, safe operating period and production rate of the units. Altogether 53 generating units won awards in the competition. The overall rate of prize winning was about 20.8%. A total of sixteen 300MW or 600MW generating units of the Group participated in this competition, and seven of these generating units of the Group won awards. The rate of prize winning attained by the Group was about 43.8%. The 6th generating unit of Shiliquan Plant won top-rank prize (No.1) under the category of domestically produced 300MW generating units and the 6th generating unit of Zouxian Plant won second-class prize under the category of 600 MW generating units.

BUSINESS REVIEW

(1) Power generation

Electricity generation of the Group during 2004 amounted to 37.45 million MWh, representing an increase of 28.47% over 2003. The average utilization hours of the power generation facilities of the Group were 5,089 hours, representing an increase of 269 hours over 2003.

(2) Turnover

In 2004, the total volume of electricity supplied by the Group to the grid was 34.92 million MWh, representing an increase of approximately 28.11% over 2003. Turnover for the year 2004 amounted to approximately RMB10,175 million, representing an increase of approximately 26.15% over 2003. The revenue from sale of electricity for the year 2004 amounted to approximately RMB9,976 million, representing an increase of approximately 25.94% over 2003. The revenue from sale of heat for the year 2004 amounted to approximately RMB199 million, representing an increase of approximately 37.77% over 2003.

(3) Profit

For the year ended 31 December 2004, the Group's profits attributable to shareholders amounted to approximately RMB1.046 million, representing an increase of approximately 1.66% from the corresponding period of 2003. Earnings per share were RMB0.199.

(4) New installed capacity

Two generating units of the Group commenced operation during 2004: two 300MW coal-fired generating units of Guangan Company Phase II expansion project were completed and commenced operation on 21 July 2004 and 26 October 2004 respectively.

In 2004, a total of 5 generating units with expansion capacity resulting from technological renovation totalling 55MW were approved by the PRC authorities.

On 22 January 2005, the first 330MW generating unit of Zhongning Company was completed and commenced operation.

(5) Construction in progress

To date, the Group's projects in progress include the second 330MW generating unit of Zhongning Company, two 300MW generating units, expansion project of Phase II of Qingdao Company and two 300MW generating units of Chizhou Company.

(6) Preliminary projects

The two 1,000MW ultra-supercritical generating units project of Zouxian Plant Phase IV and the construction of two 600MW generating units of Guangan Company Phase III have been approved by the State Development and Reform Commission (the "SDRC"). Currently, the relevant parties are performing preparing work for these projects before construction. It is expected that the two generating units in Zouxian Plant Phase IV project will be completed and commence operation in 2007 and 2008 respectively while the two generating units in Guangan Company's Phase III project will also be completed and will commence operation in 2007 and 2008.

Other preliminary projects of the Group include : two 670MW generating units of proposed Weifang Plant Phase II, two 600MW generating units of the proposed newly-constructed Ningxia Lingwu Plant ("Lingwu Plant") Phase I (70% owned), two 600MW generating units of the proposed newly-constructed Tengzhou Plant Phase I (wholly owned), which have all passed the appraisal of China International Engineering Consulting Corporation (CIECC) appointed by SDRC. The Company is preparing supplementary documents required under the PRC new approval policies in respect of these projects, and the Company has obtained the approval document issued by SDRC (FGBNY [2004] No. 2373) in respect of the preliminary work of Lingwu Plant Phase I project. The Company is also preparing supplementary application documents to SDRC under the PRC new approval policies for two 300MW heat and electricity co-generating units in the proposed Zhangqiu Company Phase II, and two 315MW heat and electricity co-generating units of proposed Tengzhou Company Phase II (54.49% owned). The Company will expedite the preliminary work in the Shandong Province for the existing power plants that have expansion potential, and embark on other reserved power projects on a timely basis. In 2004, the Board has resolved to commence the preliminary work for the Sichuan Daduhe Luding Hydropower Station project, and the feasibility report is expected to be completed by May 2005.

DISCUSSION AND ANALYSIS OF THE MANAGEMENT

(1) Macroeconomic Conditions And Electricity Demand

In 2004, the gross domestic product ("GDP") of the PRC amounted to RMB13,651.5 billion, representing an increase of 9.5% over 2003 determined based on comparable pricing. Power consumption of the whole society totalled 2,173.5 billion KWh, representing a year-on-year increase of 14.9% over 2003.

Currently, the Company's power generating assets in operation or under construction are located in Shandong, Sichuan, Ningxia and Anhui. These provinces or municipalities experienced fast-growing economy and considerable GDP growth in recent years. Determined based on comparable pricing, the GDP growth rates in respect of Shangdong, Sichuan, Ningxia and Anhui provinces or municipalities in 2004 reached 15.3%, 12.7%, 11% and 12.5% respectively. Their GDP growth rates are higher than the national average by 5.8, 3.2, 1.5 and 3 percentage points, respectively. It was the fourteenth consecutive year that Shandong Province has recorded a double-digit economic growth rate.

(2) Turnover And Profit

In 2004, the Group strengthened the management with secured coal supply, considerable efforts in electricity generation and tightened controlled of various costs and expenses so that the Group achieved the forecasted operating targets. The total volume of electricity supplied by the Group to the grid for the year 2004 was 34.92 million MWh. Turnover for the year 2004 amounted to approximately RMB10,175 million, representing an increase of approximately 26.15% over 2003. The Group's net profits amounted to approximately RMB1,046 million, representing an increase of approximately 1.66% from 2003. Earnings per share were RMB0.199. The significant increase in turnover was mainly attributable to the increase of 28.11% in on-grid electricity as compared with that for the year 2003.

(3) Operating Expenses

During the year, the operating expenses of the Group amounted to RMB8,158 million, representing an increase of 35.71% from 2003, which was attributable to growth in the volume of power generation by 28.47% and a rise in coal prices.

The principal operating expense of the Group was coal costs, which amounted to RMB4,648 million in 2004, accounting for 56.97% of the Group's total operating expenses. In 2004, the unit fuel cost for electricity supply amounted to RMB128.56/MWh, representing a growth of 28.03% from 2003. The increase in unit coal cost was due to a year-on-year increase of 28.2% in unit price of standard coal.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Annual Results for the Financial Year ended 31 December 2004

The major overhaul and repair and maintenance expenses, personnel costs and selling and administrative expenses totalled amounting to RMB1,654,848,000 in 2004, increased by 5.4% as compared with those totalling RMB1,570,107,000 in 2003, which was considerably lower than the increase in the installed capacity. The increase was mainly attributable to the increased costs associated with the Company's acquisition of Guangan Company.

Depreciation and amortization expenses of the Group amounted to RMB1,533 million, increased by RMB250 million as compared with those in 2003. This was mainly due to the acquisition of Guangan Company which led to an increased depreciation amounting to RMB166 million, and the commencement of commercial operations of new generating units in Laicheng Plant, Zibo Company and Tengzhou Company in 2003. The growth rate of depreciation expenses was basically commensurate with that of the average installed capacity of the Company.

Other operating costs amounted to RMB214 millions, representing a decrease of RMB4.84 million over 2003.

(4) Finance Costs

The net interest expenses borne by the Group in 2004 amounted to RMB494 million, representing an increase of RMB19.14 million from 2003. The acquisition of Guangan Company increased the interest expenses. The extent of increase in net interest expense is lower than the increase in capacity.

(5) Indebtedness

As at 31 December 2004, the borrowings of the Group amounted to RMB14,613 million, of which loans denominated in US dollars amounted to US$194 million. The gearing ratio (i.e. total liabilities / total assets) was 61.89%, representing an increase of 7.1 percentage points over that of 2003, mainly resulting from the consolidation of financial data of Guangan Company and the additional loans for projects in progress.

(6) Cash and Cash Equivalents

As at 31 December 2004, the Group had cash and cash equivalents of RMB1,260 million.

(7) Production, Operation and Safety

In 2004, the equivalent availability factor of the generating units was 93.95%; the equivalent forced suspension rate was 0.5%; and the average utilization hours of the generating units attained 5,089 hours.

In 2004, the Group's operation safety maintained at a satisfactory level. As at 31 December 2004, the Group had achieved production safety throughout the year.

In 2004, a total of 11 major overhauls and 12 minor overhauls were undertaken in respect of the generating units of the Group and the planned overhaul rate was 5.58%, representing an increase of 0.17 percentage points over 2003.

(8) Technical Improvement Projects

In 2004, the technical improvement projects of the Group progressed smoothly. The purpose of these renovation projects of the Group was to enhance the level of operation safety and automation of the facilities so that the production efficiency of the generating units could be improved. The Group had introduced new technology to upgrade some of its steam turbine equipment and the effect was satisfactory.

The Group implemented technical improvement projects in respect of energy-saving and capacity-increase for the fifth generating unit of Shiliquan Plant. To date, the Group has undertaken renovation to six 300MW generating units and four 125MW generating units. After the implementation of technical improvement projects to save energy and increase capacity, the average standard coal consumption rate of generating units reduced by about 10-15g/KWh while the capacity of generating units increased by 10% or above, from the original capacity of 125MW and 300MW to the new capacity of 140MW, 330MW and 335MW respectively. The increase in branded capacity for relevant plants has been formally approved by relevant government authorities.

BUSINESS OUTLOOK

Through a decade of rapid growth and continuous expansion, the Group came to the top as a listed power generating enterprise in China in respect of its installed capacity, power generation, profitability, competitiveness and strength. In 2005, the Company will continue to put efforts in operation improvement, power project development, cost-effectiveness enhancement and capital operations, aiming at reinforcing the overall strength and competitive edges of the Company.

In 2005, it is expected that the PRC economy will continue to expand steadily and electricity demand will keep on rising. In view of these, the Company will continue to leverage on its strengths, seize any opportunities and constantly explore and expand its operations. The Company is confident that with its strengths, it will capitalize on every opportunity and meet every challenge to secure and maintain a steady growth of the Company.

The major objectives of the Group in 2005 are as follows:

1. To ensure that the power plants will be operated safely, achieve the target of the Group regarding electricity generation scheduled for 2005, tightly control the costs and maintain the leading position of the plants in terms of their technological and economic performance.
2. To ensure safety of the construction in progress, control the progress of construction projects effectively, maintain the quality of works, minimize unit costs, and strive to achieve commencement of commercial operation of a 300MW generating unit of Qingdao Company's Phase II project, the two 330MW generating units of Zhongning Company and a 300MW generating unit of Chizhou Company in 2005.
3. To push forth the progress work of the Group's preliminary projects proactively.
4. With the support from China Huadian Corporation ("China Huadian"), to continue with the Group's efforts in exploring power generation markets in the country based on the foundation of its consolidated market share in power markets in Shandong Province.
5. To explore actively additional fund-raising channels so as to lower the Company's finance costs and rationalize its capital structure, and prepare ahead for meeting future financing needs arising from the Company's growing expansion.
6. To continue to enhance the efficiency of the generating units through technological improvement.

SHARE CAPITAL STRUCTURE

The share capital structure of the Company as at 31 December 2004 is set out as follows:

Name of shareholder	Number of shares held	Approximate percentage of the then total number of shares of the Company in issue (%)
China Huadian Corporation (domestic shares)	2,815,075,430	53.56%
Shandong International Trust and Investment Corporation (domestic shares)	903,443,970	17.19%
Shandong Luneng Development (Group) Company Limited (domestic shares)	86,536,800	1.64%
Zaozhuang City Infrastructure Investment Company (domestic shares)	20,000,000	0.38%
Holders of H shares	1,431,028,000	27.23%
Total	5,256,084,200	100%

The Company's domestic listed RMB denominated ordinary shares (A shares) were listed on the Shanghai Stock Exchange on 3 February 2005. Pursuant to its A share issue, the Company issued 765,000,000 shares at the issue price of RMB2.52 per share, of which 196,000,000 shares (in the form of State-owned shares) were allocated and issued to China Huadian. These State-owned shares allocated and issued to China Huadian are in the form of unlisted shares and will not be listed until such time when the PRC government releases any new policy regulation on the exchange trading of State-owned shares and legal person shares.

Upon the completion of the Company's A share issue, the share capital structure of the Company is set out as follows:

Name of shareholder	Number of shares held	Approximate percentage of the total number of shares of the Company in issue (%)
China Huadian Corporation (domestic shares)	3,011,075,430	50.01%
Shandong International Trust and Investment Corporation (domestic shares)	903,443,970	15.00%
Shandong Luneng Development (Group) Company Limited (domestic shares)	86,536,800	1.44%
Zaozhuang City Infrastructure Investment Company (domestic shares)	20,000,000	0.33%
Holders of H shares	1,431,028,000	23.77%
Holders of A shares	569,000,000	9.45%
Total	6,021,084,200	100%

SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

On 31 December 2004, shareholdings of the Company's substantial shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) holding 10% or more *of any class of the issued share capital of the Company* are as follows:

Name of shareholder	Shares	Number of shares held	Approximate percentage of the total number of shares of the Company in issue as at 31 December 2004	Approximate percentage of the total number of domestic shares of the Company in issue as at 31 December 2004	Approximate percentage of the total number of H shares of the Company in issue as at 31 December 2004
China Huadian Corporation	Domestic shares	2,815,075,430	53.56%	73.60%	–
Shandong International Trust and Investment Corporation	Domestic shares	903,443,970	17.19%	23.62%	–
HKSCC Nominees Limited	H shares	1,420,471,900	27.02%	–	99.26%

Details relating to interests, as at 31 December 2004, of the Company's directors, supervisors, chief executives, members of senior management and those of other person(s) having interests or short positions which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance) will be set out in the Company's 2004 Annual Report in accordance with the relevant disclosure requirements under the Listing Rules.

SIGNIFICANT EVENTS

1. Acquisition of 40% equity interest in Chizhou Company

On 29 June 2004, the Company entered into a share transfer agreement with China Huadian (the Company's controlling shareholder), pursuant to which the Company proposed to acquire from China Huadian its 40% equity interest in Chizhou Company for a consideration of RMB79,740,000 (approximately HK$75,230,000). Chizhou Company was established in the PRC in July 2003. As at 29 June 2004, Chizhou Company had a paid-up registered capital amounting to RMB192,000,000 (approximately HK$181,100,000). It is owned as to 35%, 20% and 5% respectively by three other shareholders, namely, 安徽省能源集團公司 (Anhui Provincial Power Group Company*), 申能(集團)公司 (Shenneng (Group) Company*) and 安徽康源電熱有限公司 (Anhui Kangyuan Electricity and Heat Co-generation Company Limited*). In accordance with the terms of the share transfer agreement approved by the relevant PRC authorities, the Company has paid in full the consideration for the acquisition to China Huadian.

The acquisition signifies that the Company continues to expand its business into other PRC provinces outside the Shandong Province and reflects the support that China Huadian (as the Company's controlling shareholder) has been demonstrating in favour of the Company's developments.

Details of the above acquisition were set out in the announcement of the Company dated 30 June 2004.

2. Adjustment to electricity price

Pursuant to the document jointly issued by Shandong Provincial Development and Reform Commission and the Bureau of Prices received by the Company in mid-2004, the on-grid electricity tariff for power plants in Shandong Province where the Company operates has been increased by RMB1.5 per MWh (tax inclusive hereinafter), with utilisation hours of power generation of 5,500 hours under the authorised tariff. In addition, an extraordinary tariff amounting to RMB260 per MWh was adopted for electricity generated in excess of the utilisation hours of power generation under the authorised tariff. The aforesaid adjustments to electricity tariff came into effect from 15 June 2004.

Pursuant to another document issued by Sichuan Provincial Bureau of Prices received by the Company, the on-grid electricity tariff for the two 300MW generating units of Guangan Company Phase I has been increased to RMB316.4 per MWh from RMB331.4 per MWh, and the utilisation hours of power generation under the authorised tariff were adjusted from 3,060 hours to 4,500 hours. Furthermore, under an approval granted to Guangan Company, the on-grid electricity tariff for its Phase II project was determined at RMB310 per MWh (including desulphurisation), with utilisation hours of power generation of 4,500 hours under the authorised tariff. In addition, an extraordinary tariff of RMB240 per MWh was adopted for electricity generated in excess of the utilisation hours of power generation under the authorised tariff. The aforesaid adjustments to electricity tariff came into effect from 1 July 2004.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Annual Results for the Financial Year ended 31 December 2004

Details of the adjustments are set out in the following table: *Electricity tariff unit: RMB/MWh*

Power plants (generating units)	Approved adjustment to electricity tariff
Zouxian Plant, Shiliquan Plant and Laicheng Plant generating unit No.1	From 336.4 to 337.9
Laicheng Plant generating units No.2, 3 and 4	From 320 to321.5
Zibo Company generating units No.1 and 2	From 418.48 to 419.98
Zibo Company generating units No.3 and 4	From 320 to 321.5
Tengzhou Company generating unit No.1	From 373.13 to 374.63
Tengzhou Company generating units No.2 and 3	From 320 to 321.5
Zhangqiu Company	From 320 to 321.5
Qingdao Company generating units No.1 and 2	From 437.86 to 439.36
Weifang Plant	From 358.18 to 359.68
Guangan Company Phase I	From 331.4 to 316.4
Guangan Company Phase II (including desulphurisation)	At 310

3. **Preferential income tax polices for Western Development applicable to Guangan Company**

According to the notice received by the Company from the relevant regulatory authorities in August 2004, Guangan Company which is 80% owned by the Company was in accordance with the PRC Western Development Policy, granted a tax concession to pay PRC income tax at a preferential rate of 15% with effect from the year 2004.

4. **Approval on project proposal for the two 300MW generating units of Qingdao Company Phase II Project by SDRC**

The report on feasibility study of the expansion project in respect of the two 300MW heat and electricity co-generation coal-fired power generating units of Phase II of Qingdao Company (which was 55% owned by the Company) was approved by SDRC in March 2005.

5. **Approval on project proposal of the two 600MW generating units of Guangan Company Phase III Project**

According to the SDRC approval in respect of the project proposal for the Guangan Company Phase III project (which is 80% owned by the Company) received on 7 September 2004, Guangan Company has been approved to proceed to the next stage of its Phase III project.

According to the project schedule, two domestically produced subcritical coal-fired power generating units will be constructed in conjunction with installation of flue gas desulphurisation equipment.

6. **Issue of A shares**

The Company's A shares were listed on the Shanghai Stock Exchange on 3 February 2005. Pursuant to its A share issue, the Company issued 765,000,000 shares at the issue price of RMB2.52 per share. Out of such 765,000,000 shares, 196,000,000 shares (in the form of State-owned shares) were allocated and issued to China Huadian. The remaining 569,000,000 shares issued under the Company's A share issue are listed A shares, representing approximately 9.45% of the Company's total issued share capital comprising 6,021,084,200 shares. The State-owned shares allocated and issued to China Huadian are in the form of unlisted shares and will not be listed until such time when the PRC government releases any new policy regulation on the exchange trading of State-owned shares and legal person shares.

Details of the Company's issue of A shares are set out in its announcements dated 14 May 2004, 25 June 2004, 29 June 2004, 14 January 2005, 19 January 2005, 21 January 2005 and 28 January 2005.

7. **Other events**

Save for the information disclosed in this announcement, the relevant current information in relation to the other matters regarding the discussion and analysis of the Group as are required to be included in this results announcement in respect of the Company's financial year ended 31 December 2004 under the applicable paragraph 32 of Appendix 16 to the Listing Rules has not changed materially from the information disclosed in the Company's 2003 Annual Report.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Group has throughout the year of 2004 complied with the then applicable and effective Code of Best Practice as set out in Appendix 14 to the pre-existing Listing Rules.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 31 December 2004, none of the Group's deposits placed with financial institutions or other parties were designated or trust deposits or material deposits that could not be collected by the Group upon maturity.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

During the financial year of 2004, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of its securities.

AUDIT COMMITTEE

The audit committee of the Company has reviewed the Company's financial statements for the year ended 31 December 2004 prepared under International Financial Reporting Standards.

MATERIAL LITIGATION

The Group was not involved in any material litigation or arbitration during the financial year of 2004. As at 31 December 2004, no litigation or claim of material importance was known to the Directors to be pending or threatened by or against the Group.

ADDITIONAL INFORMATION

According to paragraph 45(5) of Appendix 16 to the Listing Rules as is applicable to the Company in respect of its results announcement for the financial year ended 31 December 2004, all the information which is otherwise required to be contained herein under the applicable paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the web site of the Stock Exchange.

The Company's directors, as at the date of this announcement, are:

He Gong	*(Chairman)*
Da Hongxing	*(Executive Director)*
Zhu Chongli	*(Non-executive Director)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Peng Xingyu	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Wang Yingli	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*

By Order of the Board
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

Shandong, the PRC
22 March 2005

* *for identification purpose only*

1. **SUMMARY OF FINANCIAL INFORMATION IN FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")**

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2004
(Expressed in Renminbi)

	Note	2004 RMB'000	2003 RMB'000
Turnover	1	10,175,438	8,065,832
Operating expenses			
Coal consumption		(4,647,567)	(2,842,814)
Depreciation and amortisation		(1,532,923)	(1,282,979)
Major overhaul expenses		(233,417)	(374,620)
Repairs and maintenance		(144,180)	(247,609)
Personnel costs		(919,543)	(519,344)
Selling and administration expenses		(357,708)	(428,534)
Sales related taxes		(108,213)	(95,951)
Other operating expenses		(214,414)	(219,258)
		(8,157,965)	(6,011,109)
Operating profit	2	2,017,473	2,054,723
Investment income		30,066	—
Other income		20,632	10,851
Net finance costs	3	(493,708)	(474,567)
Non-operating income / (expenses) (net)		1,487	(3,798)
Share of profits less losses of associates		439	—
Profit from ordinary activities before taxation		1,576,389	1,587,209
Taxation	4	(504,328)	(538,681)
Profit from ordinary activities after taxation		1,072,061	1,048,528
Minority interests		(26,353)	(19,881)
Profit attributable to shareholders		1,045,708	1,028,647
Basic earnings per share	5	RMB0.199	RMB0.196

Note:

1. **Turnover**

Turnover represents the sale of electricity and heat, net of value-added tax.

Major components of the Group's turnover is as follows:

	2004 RMB'000	2003 RMB'000
Sale of electricity	9,975,734	7,920,881
Sale of heat	199,704	144,951
	10,175,438	8,065,832

2. **Operating profit**

Operating profit is arrived at after charging / (crediting):

	2004 RMB'000	2003 RMB'000
Amortisation of intangible assets and lease prepayments	21,534	22,086
Cost of inventories	5,098,095	3,023,549
Depreciation	1,511,389	1,260,893
(Gain)/loss on disposal of property, plant and equipment	(51)	31,874

3. **Net finance costs**

	2004 RMB'000	2003 RMB'000
Interests on bank advances and other loans repayable within five years	625,066	515,584
Interests on other loans repayable after five years	5,868	4,006
Less: Interest capitalised	(100,440)	(29,769)
	530,494	489,821
Less: Interest income	(12,717)	(15,254)
Net gain on derivative financial instruments	(24,069)	—
	493,708	474,567

The interest costs have been capitalised at a rate of 4.99% per annum (2003: 5.39%) for construction in progress.

4. **Taxation**

	2004 RMB'000	2003 RMB'000
Current tax		
Charge for PRC enterprise income tax for the year	457,050	540,846
(Over) / under-provision in respect of the previous years	(2,643)	11,802
	454,407	552,648
Deferred taxation		
Origination and reversal of temporary differences	49,745	(13,967)
Share of associates taxation	176	—
Total income tax expense in the consolidated income statement	504,328	538,681

Reconciliation of effective tax rate:

	2004 RMB'000	2003 RMB'000
Profit before taxation	1,576,389	1,587,209
Expected PRC enterprise income tax expense at a statutory tax rate of 33%	520,208	523,779
Non-deductible expenses	11,847	6,004
Non-taxable income	(9,923)	(2,904)
(Over) / under-provision in respect of the previous years	(2,643)	11,802
Differential tax rate on subsidiary's income	(15,161)	—
	504,328	538,681

Note: The charge for PRC enterprise income tax is calculated at the statutory rate of 30% (2003:33%) on the estimated assessable profits of the year determined in accordance with relevant enterprise rules and regulations, except for a subsidiary of the Company, which is taxed at a preferential rate of 15%.

5. **Basic earnings per share**

The calculation of basic earnings per share is based on the profit attributable to shareholders of the Company for the year ended 31 December 2004 of RMB1,045,708,000 (2003: RMB1,028,647,000) and the number of shares in issue during the year ended 31 December 2004 of 5,256,084,200 (2003: 5,256,084,200).

6. **Dividends**

(a) These dividends have not been provided for in the financial statements:

	2004 RMB'000	2003 RMB'000
Final dividend proposed of RMB0.035 per share (2003: RMB0.035)	210,738	183,963

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Annual Results for the Financial Year ended 31 December 2004

Pursuant to a resolution passed at the Directors' meeting held on 22 March 2005, a final dividend of RMB0.035 per share totalling RMB210,738,000 will be payable to shareholders, subject to the approval of the shareholders at the coming Annual General Meeting. The amount of the final dividend proposed is calculated with reference to the number of shares in issue at the date of approval of the financial statements.

(b) Dividends paid during the year are as follows:

	2004 *RMB'000*	2003 *RMB'000*
Interim dividend of RMB0.02 per share for the year ended 31 December 2004 (2003: RMB0.02)	105,122	105,122
Final dividend of RMB0.035 per share for the year ended 31 December 2003 (2002: RMB0.036)	183,963	189,219
	289,085	294,341

7. Segment reporting

The Group's profits are almost entirely attributable to the generation and sale of electricity in the PRC. Accordingly, no segmental analysis is provided.

8. Contingent liabilities

At 31 December 2004, the Company provided guarantees to bank for loans granted to certain subsidiaries amounting to RMB1,197,975,000 (2003: RMB1,314,322,000).

9 Forward contracts

During 2004, the Company borrowed short-term foreign currency bank loans totalling US$100 million. In order to hedge with the foreign currency risk of the aforesaid US dollars loans, the Company entered into foreign currency forward contracts at the same time of the borrowings.

II. SUMMARY OF FINANCIAL INFORMATION IN FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS AND REGULATIONS ("PRC GAAP")

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2004
(EXPRESSED IN RENMINBI'000)

	2004	2003
Sales from principal activities	10,175,438	8,065,832
Less: Cost of sales from principal activities	(7,364,476)	(5,264,785)
Sales taxes and surcharges	(108,213)	(95,951)
Profit from principal activities	2,702,749	2,705,096
Add: Profit from other operations	15,586	6,190
Less: Operating expenses	—	(14,537)
General and administrative expenses	(673,606)	(595,220)
Financial expenses	(493,708)	(474,567)
Operating profit	1,551,021	1,626,962
Add: Investment income	30,329	—
Non-operating income	8,884	3,042
Less: Non-operating expenses	(6,804)	(38,714)
Profit before income tax	1,583,430	1,591,290
Less: Income tax	(512,384)	(548,189)
Minority interests	(26,988)	(19,567)
Net profit for the year	1,044,058	1,023,534

III. DIFFERENCES BETWEEN NET PROFIT UNDER PRC GAAP AND IFRS

The financial statements of the Group prepared under IFRS for 2003 and 2004 are audited by KPMG, Certified Public Accountants.

The financial statements of the Group for 2003 and 2004 prepared under Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises were audited by KPMG Huazhen.

Effects of major differences between PRC GAAP and IFRS on net profit, are analysed as follows:

	Note	2004 *RMB'000*	2003 *RMB'000*
Net profit under PRC GAAP		1,044,058	1,023,534
Adjustments:			
Net fair value adjustment	(a)	(32,721)	(35,025)
Adjustment of goodwill/ consolidation difference	(b)	25,653	22,587
Other adjustments	(c)	605	8,039
Effects of the above adjustments on taxation		8,113	9,512
Net profit under IFRS		1,045,708	1,028,647

Notes:

(a) When preparing consolidated financial statements, according to PRC GAAP, consolidated financial statements are prepared based on respective financial statements of the Company and subsidiaries and jointly controlled entities. According to IFRS, consolidated financial statements are prepared based on the respective financial statements of the Company and assets and liabilities, being adjusted to fair values at the time of acquisition, of subsidiaries and jointly controlled entities. There are differences between the carrying value and the fair value of net assets, at the time of acquisition, of subsidiaries and jointly controlled entities of the Company and such differences are mainly attributable to fixed assets.

Fair value adjustment mainly represents the difference between the carrying value and the fair value of fixed assets, at the time of acquisition, of subsidiaries and jointly controlled entities and the related adjustment in depreciation in respect of the difference between the carrying value and the fair value after the acquisition.

(b) According to PRC GAAP, consolidation difference represents the excess of the cost of investment over the carrying value of the net assets acquired. According to IFRS, goodwill represents the excess of the cost of acquisition over the fair value of net identifiable assets acquired. As mentioned in note (a), there are differences between the carrying value and the fair value of net assets acquired, and so there are differences between consolidated difference and goodwill and hence differences in annual amortisation.

(c) No material individual adjustments included in other adjustments.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Overseas Regulatory Announcement
Resolutions passed at the 19th Meeting of the 3rd Session of the Board of Directors

This announcement is essentially a reproduction of an announcement of the even date required to be made by Huadian Power International Corporation Limited ("the Company") pursuant to the relevant disclosure requirements under the listing rules of the Shanghai Stock Exchange. In compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)), this announcement was made simultaneously on 22 March 2005 by the Company in Hong Kong and in Shanghai.

The 19th meeting of the 3rd session of the Company's Board of Directors ("the Board") was concluded on 22 March 2005 at Holiday Inn Central Plaza Beijing, No. 1, Caiyuan Street, Xuanwu District, Beijing, the People's Republic of China (the "PRC"). The Chairman of the Company Mr. He Gong presided over the meeting. The Company's 12 Directors attended the meeting in person or by proxy. Among the Directors, Mr. Chen Jianhua and Mr. Zhang Bingju appointed Mr. Tian Peiting and Mr. Peng Xingyu, respectively, to attend the meeting on their behalf. In compliance with relevant laws, regulations and the Articles of Association of the Company, the meeting was valid and effective.

Resolutions for the following matters were passed at the meeting:

I. To consider and approve the report of the Board of Directors for the year 2004.

II. To consider and approve the report of the Company's General Manager.

III. To consider and approve the budget report of the Company for the year 2004.

IV. To consider and approve the Company's profit distribution proposal for the year 2004.

As audited by KPMG and KPMG Huazhen, net profit attributable to shareholders for 2004 based on the financial report prepared under International Financial Reporting Standards ("IFRS") is RMB1,045,708,000, and net profit attributable to shareholders based on the financial report prepared under PRC Accounting Standards and Regulations ("PRC GAAP") is RMB1,044,058,000. The Company is required to transfer 10% of its profit as shown in the accounts amounting to RMB104,400,000 under the PRC accounting regulations to the statutory common reserve, and transfer 5% of its profit as shown in the accounts amounting to RMB52,200,000 under the PRC accounting regulations to the statutory common welfare fund. The Board recommended the declaration of a final dividend of RMB0.035 per share (including tax), totalling approximately RMB210,737,950.

V. To consider and approve the Company's annual report for 2004 and its summary;

VI. To consider and approve the re-appointments of KPMG and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year of 2005, with remuneration of HK$4,800,000 to be paid to KPMG and KPMG Huazhen in aggregate.

VII. To approve, pursuant to authorization given to the Board by the shareholder at the Company's 2002 Annual General Meeting, such amendments as are required by regulatory authorities such as China Securities Regulatory Commission to be made to the Company's Articles of Association to accommodate its recent A share issuance. Accordingly, additional Articles to provide for suspension of directors, supervisors and officers from their duties, relevant provisions for external guarantees, and Articles for protecting interests of public shareholders were approved to be included into the Company's Articles of Association. It was also approved to submit the proposed amended Articles of Association to relevant regulatory authorities for consideration and approval. Details regarding such proposed amendments are available for inspection from the website of the Shanghai Stock Exchange at http://www.sse.com.cn.

VIII. To consider and approve the conversion of the Company from a foreign investment joint stock company with limited liability into a joint stock company with limited liability.

IX. To consider and approve the proposed Rules of Procedures for the Board of the Company (For details, please refer to the website of the Shanghai Stock Exchange (http://www.sse.com.cn)).

X. To consider and approve the proposed Rules of Procedures for General Meetings of the Company, which were also approved to be submitted to the 2004 Annual General Meeting for consideration and approval (For details, please refer to the website of the Shanghai Stock Exchange (http://www.sse.com.cn) on the day when the Company issues and publishes its notice of the 2004 Annual General Meeting).

XI. To consider and approve the resolution regarding the proposed investment by the Company in (華電置業有限責任公司) Huadian Property Company Limited*. ("Huadian Property"), pursuant to which the Company proposes to invest RMB165 million to hold 30% equity interest in Huadian Property, and the General Manager or his attorney was authorised to sign the investment agreement regarding establishment of Huadian Property.

After due and careful consideration of the proposed investment in Huadian Property and the investment agreement regarding establishment of Huadian Property, all independent Directors were of the view that:

1. The transaction would be on normal commercial terms, and would be fair for the Company and shareholders as a whole.

2. The interested Directors had abstained from voting in accordance with relevant laws and regulations and the Articles of Association.

The above proposed transaction, if and when it occurs and is effected, is expected to constitute a connected transaction of the Company for the purpose of the relevant regulatory requirements. Nonetheless, the Board hereby emphasizes that no agreement has been signed in respect of the transaction, and the terms of the transaction have not [all] been agreed and are yet to be finalised. If and when the Company carries out the proposed transaction, the Company will comply with the relevant regulatory requirements under the applicable listing Rules.

XII. To consider and approve the proposal for General Manager's remuneration scheme in 2005 and proposed resolution of motivation and assessment methods for other senior management in 2005. The salary system comprises basic annual salary, risk annual salary and bonus.

All independent Directors agreed with the aforesaid motivation and assessment methods proposed by the Remuneration Committee.

XIII. To consider and approve the proposal for re-election of the Board. The director candidates for the 4th session of the Board were thereby approved to comprise Mr. He Gong, Mr. Chen Feihu, Mr. Zhu Chongli, Mr. Chen Jianhua, Mr. Tian Peiting, Ms. Wang Yingli, Mr. Zhang Bingju, Mr. Peng Xingyu. The independent director candidates for the 4th session of the Board were approved to comprise Mr. Ding Huiping, Mr. Zhao Jinghua, Mr. Wang Chuanshun and Mr. Hu Yuanmu. The proposal was approved to be submitted to the 2004 Annual General Meeting for consideration and approval.

Biographical details of aforesaid candidates of directors and independent directors:

He Gong, born in June 1943, with university qualification, is a professor-grade senior engineer and is currently the Chairman of the Company, General Manager of China Huadian and secretary to the party group. Mr. He has worked since 1966 and has 38-year of experience in the industries of electric power generation and management, and electric power infrastructure. Mr. He had worked at Yunnan Hydropower Construction Company, Yunnan Electric Power Bureau, China Three Gorges Project Corporation and the State Power Corporation of China.

Chen Feihu, born in 1962, a senior accountant, is a Deputy General Manager and the Chief Accountant of China Huadian Corporation. Mr. Chen had served in Ministry of Electric Power, Ministry of Hydraulic and Electric Engineering, Ministry of Energy of China, China Electricity Council, Fujian Provincial Bureau of Electricity Industry, and State Power Corporation. He owns 24 years' experience in electricity generation, public finance, banking and finance, macro economic management, etc.

Zhu Chongli, born in October 1948, is a senior economist and is currently the Vice Chairman of the Company and the Chairman of Shandong International Trust and Investment Company Limited. Mr. Zhu graduated from Shandong University majoring in economics. He has 32-year experience in macroeconomics, trust and investment management. Mr. Zhu had worked in the Planning Committee of Shandong Province (presently known as Shandong Provincial Development and Reform Commission), Commanding Office for Ying Huang Ji Qing Project of Shandong Province and Shenzhen Donghua Industrial Corporation.

Chen Jianhua, born in May 1960, is a senior engineer and is currently a Director and the General Manager of the Company'also the Chairman of Huadian Qingdao Power Generation Company Limited and Sichuan Guangan Power Generation Company Limited. Mr. Chen graduated from Shandong University of Technology. He has 23-year experience in electric power generation, operating management and securities finance. Before joining the Company, Mr Chen had worked at Qingdao Plant and Shandong Electric Power Group Corporation.

Tian Peiting, born in July 1945, is a professor-grade senior engineer and is currently a Director of the Company. Mr. Tian graduated from Hua Zhong Industrial College. He has 36-year experience in electric power infrastructure, management and securities finance. Before joining the Company, Mr. Tian had worked at Shandong Electric and Construction No. 2 Division , Shandong No. 3 Electric and Construction Company, Shandong Nuclear Power Engineering Company, Shandong No. 1 Electric and Construction Company, Shandong Electric Science Research Institute and Shandong Electric Power Group Corporation.

Peng Xingyu, born in February 1962, with master degree, is a senior accountant and is currently a Director of the Company and the Head of Finance and Assets Department of China Huadian. Mr. Peng graduated from Wuhan University and commenced to work in 1981. He has 24-year experience in the industries of electric power generation and management, asset management. Mr Peng had worked at Huazhong Electric Power Bureau, China Huazhong Electric Power Group Company and Hubei Electric Power Company.

Zhang Bingju, born in November 1958, is a senior accountant and is currently a Director of the Company and the head of the Production and Operation Department of China Huadian. Mr. Zhang commenced to work in 1984 and had worked at the Finance Division, Operation Department, Operation and Sales Department, Power Supply and Maintenance Company and Operation Department of Shandong Electric Power Group Corporation. He has 22-year experience in electric power operation and management.

Wang Yingli, born in September 1961, with university qualification, is a senior engineer and is currently a Director of the Company, the Deputy General Manager of Shandong International Trust and Investment Corporation. Ms Wang commenced to work in 1981. Ms Wang has 22 years of experience in the business of macroeconomics, trust and investment management. Ms. Wang had worked at Shandong University and Shandong International Trust and Investment Company Limited.

Ding Huiping, born in June 1956, is a professor and Ph.D. tutor. Mr. Ding graduated from Northeastern University in February 1982. He studied in Sweden since 1987 and acquired a Doctor degree in Enterprise Economic in 1992. He has been working at Economic and Management School of Northern Jiaotong University since 1993. Research directions: Theory and decision of corporate economics, enterprise innovative management, network economics and procedure restructure, corporate informatization operation and investment assessment.

Zhao Jinghua, born in May 1962, is a professor and Ph. D. tutor. He has been the deputy dean of the Economic and Management Department of Shandong University, and has been the deputy head and head of Management School of Shandong University. Mr. Zhao has participated in training course for independent directors of listed companies as jointly organized by China Securities Regulatory Commission and Faculty of Economics and Management of Tsinghua University during the period from 15 July 2001 and 20 July 2001. Mr. Zhao is currently the head of Capital Operation and Strategic Management Centre of The Central University of Finance and Economics, principal professional of the base for economics management research of Shandong Province Commission, member of Professional Educational Instruction Commission (專業教學指導委員會) of higher school industry and business management studies under the Ministry of Education.

Hu Yuanmu, born in November 1954, Ph.D. is a professor and Master tutor. Mr. Hu graduated from Shandong Economic College in July 1983, and has been a teacher there to date Economics College. He has been the deputy head and head of the faculty of accountancy in Shandong Economics College. In the meantime, he has studied a master degree and doctoral degree in Tianjin Finance College (天津財經學院). He has been recognized as a provincial level leader of youth academics and subjects in 1993. He is currently the head of education administration department of Shandong Economics Institute, and director of the Teaching Society of China (全國教授會). He is a standing committee member of Shandong Accountancy Society.

Wang Chuanshun, born in August 1965, is a senior accountant. Mr. Wang graduated from Southwest Agricultural University in July 1990 with a Master degree. In the same year, he worked for the Audit Department of Shandong Province (山東省審計廳), and has been the accountant of Audit Department of Shandong Province, the deputy head of Shandong Accounting Company Limited (山東會計師事務所), deputy general manager of Shandong Zhengyuan Accountants Limited, and deputy chief accountant of Shandong Zhengyuanhexin Citified Public Accountants Company Limited. He is currently the governor of China Rightson Certified Public Accountants Company Limited.

The Board is pleased with the performance of Mr. Da Hongxing, Vice Chairman, during his term of office. The Board appreciates his achievements and extends sincere gratitude for his contribution to the Company's development.

XIV. To consider and approve the work report of Independent Directors.

XV. To consider and approve the convening of the 2004 Annual General Meeting for the purposes of the aforesaid paragraphs I, III, IV, VI, X XIII and XIV, and that the General Manager and the Secretary to the Board be authorised to issue and dispatch the notice of the 2004 Annual General Meeting to shareholders. Details about the forthcoming 2004 Annual General Meeting (including the time, venue, agenda and proposed resolutions of the meeting) will be set out in the notice of the 2004 Annual General Meeting to be issued by the Company.

By order of the Board
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

As at the date of this announcement, the Company's Directors are:

He Gong	*(Chairman)*
Da Hongxing	*(Executive Director)*
Zhu Chongli	*(Non-executive Director)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Peng Xingyu	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Wang Yingli	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*

Shandong, the PRC

22 March, 2005

* *for identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Overseas Regulatory Announcement
Resolutions passed at the 5th Meeting of the 3rd Session of the Supervisory Committee

This announcement is essentially a reproduction of an announcement of the even date required to be made by Huadian Power International Corporation Limited (the "Company") pursuant to the relevant disclosure requirements under the listing rules of the Shanghai Stock Exchange. In compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)), this announcement was made simultaneously on 22 March 2005 by the Company in Hong Kong and in Shanghai.

The 5th meeting of the 3rd session of the Supervisory Committee of the Company was held at Holiday Inn Central Plaza Beijing, No. 1, Caiyuan Street, Xuanwu District, Beijing, the People's Republic of China (the "PRC") on 22 March 2005. The three supervisors of the Company attended the meeting and the meeting was valid and effective. The following resolutions were unanimously passed at the meeting:

1. To consider and approve the Report of the Supervisory Committee for the year 2004.
2. To consider and approve the Company's Budget Implementation Report for the year 2004.
3. To consider and approve the Company's Profit Distribution Proposal for the year 2004.
4. To consider and approve the Company's Annual Report for the year 2004 and its summary.
5. To consider and approve the proposed Rules of Procedures for Supervisory Committee of the Company (For details, please refer to the website of the Shanghai Stock Exchange (http://www.ssc.com.cn)).
6. To consider and approve the proposal for re-election of the Supervisory Committee, and to nominate Mr. Feng Lanshui and Mr. Li Changxu as candidates of supervisors of the 4th session of the Supervisory Committee to be elected from shareholders, subject to approval by the shareholders at the 2004 Annual General Meeting to be convened by the Board of Directors.

Ms. Zheng Feixue was elected by the Company's staff as the staff representative member of the 4th session of the Supervisory Committee.

Biographical details of the above supervisor candidates and the staff representative member of the 4th session of the Supervisory Committee:

Mr. Feng Lanshui, born in October 1946, graduated from the Shandong Finance Institute, and is currently the Chairman of the Supervisory Committee of the Company and is a director and the Chief Auditor of Shandong International Trust and Investment Corporation. Mr. Feng had worked in the Foreign Trade and Finance and Trade Office of Qihe County in Shandong Province and the Shandong Provincial Planning Commission (presently know as Shandong Provincial Development and Reform Commission). He has 32-year experience in finance, monetary, macroeconomic management and trust and investment.

Mr. Li Changxu, born in November 1962, with university qualification, is a senior accountant and is currently a member of the Supervisory Committee of the Company, the Deputy Head of the Supervision and Audit Department of China Huadian. Mr. Li graduated from Shanghai Electric Power College and has nearly 21 years of experience in the industries of electric power generation and management, and auditing. Mr. Li had worked at the Accessory Company of the Ministry of Hydropower, the Audit Bureau of the Ministry of Water Resources and Electric Power, the Audit Bureau of the Audit Department at the Ministry of Energy, the Audit Bureau of the Ministry of Electric Power and the Audit Bureau of the State Power Corporation of China.

Ms. Zheng Feixue, born in November 1955, graduated from the Northeast Electricity College studying the power plant and electricity system. She is currently a member of the Supervisory Committee of the Company and the Chairwoman of the Trade Union of the Zouxian Power Plant. Ms Zheng has been with Zouxian Power Plant since 1982, and has acted in various capacities. She has 21-year experience in electricity generation and management.

By order of the board of the directors of
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

As at the date of this announcement, the Company's Directors are:

He Gong (*Chairman*)
Da Hongxing (*Executive Director*)
Zhu Chongli (*Non-executive Director*)
Chen Jianhua (*Executive Director*)
Tian Peiting (*Executive Director*)
Peng Xingyu (*Non-executive Director*)
Zhang Bingju (*Non-executive Director*)
Wang Yingli (*Non-executive Director*)
Ding Huiping (*Independent non-executive Director*)
Zhao Jinghua (*Independent non-executive Director*)
Hu Yuanmu (*Independent non-executive Director*)
Wang Chuanshun (*Independent non-executive Director*)

Shandong, the PRC
22 March, 2005

* *for identification only*